NAME OF REGISTRANT: Exxon Mobil Corporation
NAME OF PERSON RELYING ON EXEMPTION: As You Sow
ADDRESS OF PERSON RELYING ON EXEMPTION: 1611 Telegraph Ave., Suite 1450, Oakland, CA 94612
Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal No. 13 on Exxon Mobil Corporation’s 2017 Proxy Statement:
Report on Methane Emissions
Exxon Mobil Corporation   Symbol:  XOM

Filed by: As You Sow

RESOLUTION
Shareholders request that Exxon report annually to shareholders, using quantitative indicators, the company’s actions beyond regulatory requirements to minimize methane emissions, particularly leakage, from the company’s hydraulic fracturing operations. Proponents request the report include:
●	the scope of its leak detection programs, including specific areas and proportion of facilities assessed;
●	methodologies used to detect leaks in those areas;
●	the frequency at which those areas and operations are monitored and leaks repaired;
●	methane emission rates from drilling, completion, and production operations; and
●	methane emissions reduction targets.

RATIONALE FOR A YES VOTE
Companies that fail to transparently mitigate the environmental and community impacts of their operations face significant, ongoing risks including regulatory enforcement, litigation, loss of social license to operate, and brand damage. In its 2016 Energy and Carbon Summary, Exxon states that “an attribute of sound policy is to maximize transparency for all stakeholders.” Despite this public assertion, Exxon has failed to meaningfully report on key performance indicators that assure investors and the public that the Company is adequately managing risk from lost methane.

BACKGROUND
Natural gas is often marketed as a ‘bridge fuel’ that reduces climate change emissions. However, methane, the primary component of natural gas, is a powerful greenhouse gas that contributes significantly to climate change. While natural gas burns more cleanly than other fossil fuels, the effects of unburned methane emissions are approximately 87 times more potent than carbon dioxide (CO2) over a 20-year period. Where methane emissions rates are above 3.2% across the full natural gas value chain – from production to use – natural gas can be a more potent contributor to global warming than coal. (Environmental Defense Fund, 2012). Methane emissions commonly occur from venting, flaring, and leaking during the production, delivery, and use of natural gas. Regulation of emissions from methane leakage at oil and gas operation sites is still limited and varies state by state.

As the impact of methane leaks has become clearer, methane emissions have drawn increasing scrutiny from the public and from global and local policy makers, increasing regulatory and reputational risk for oil and gas companies. Retaining a social license to operate remains a key component of successful oil and gas operations. As public demand for transparency around methane emissions rise, investment value may be undermined by practices that lag public and regulatory expectations.

TRANSPARENCY AND DISCLOSURE WILL INFORM RISK MITIGATION MEASURES
The Company’s public corporate responsibility report indicates that it has adopted a methane leak detection and repair program, but the Company provides no specific information about that program or details about its results. The Company similarly provides little to no data on its website and 10-K regarding the practices, targets, and impact of its methane leak reduction program, relying instead on generalized assurances of good practices. Where Exxon does provide any data about the company’s methane emission and leak reduction program, it is aggregated, company-wide statistics that reflect Exxon’s world-wide operations or, alternatively, provide reference to industry leak averages. For instance, Exxon’s reference to a metric stating that 0.4% of total gas produced is being leaked, appears to refer to the results of an Environmental Defense Fund and University of Texas study conducted across 190 production sites at a number of different companies. This industry-wide average is not reflective of Exxon’s localized performance and thus immaterial for shareholders except as a means of understanding company action in relation to this industry benchmark. To be useful, however, the industry metric needs to be coupled with a company-specific performance metric.

To measure the effectiveness of Company practices that are intended to mitigate regulatory and reputational risks, investors need rigorous disclosure of steps taken and progress attained on key indicators of success, as measured against established benchmarks. While Exxon does discuss, in non-quantitative terms, generalized issues concerning its hydraulic fracturing operations, the company does not disclose the specific information requested in this resolution, including information on adoption of best practices and the success of those practices for identifying and reducing methane leaks. Since the Company states it is already undertaking a leak and repair program, providing additional information about that program to shareowners is not an undue burden.

Exxon’s current, limited reporting does not allow investors to assess company performance, data completeness or integrity, or progress in controlling methane leakage. This proposal reflects rising public expectations for quantifiable disclosures from companies undertaking hydraulic fracturing for natural gas activities for two key reasons:
1.
The process of quantifying the amount of gas lost to venting, flaring, and leakage across the supply chain will help management identify the biggest sources of lost gas, minimize the effects, and generally encourage more efficient resource management;

2.
Transparent disclosure of the quantified data will improve compliance with regulations and help cast Exxon as an industry leader on issues relevant to shareholder and public concern, as well as reassure investors that the company is employing responsible regulatory and reputational risk mitigation measures.

Past shareholder proposals requesting enhanced reporting from Exxon have earned support from 25% to 40% of shareholders, indicating sustained investor concern about the inadequacy of Exxon’s existing risk management disclosures.

QUANTIFIED DISCLOSURE WILL ENCOURAGE EFFICIENT RESOURCE MANAGEMENT
Lost methane from venting, flaring, or leakage represents lost potential revenue, making identification and reduction of lost methane an exercise in sound management and resource efficiency. Careful quantification of lost methane will help the company spot inefficiencies, build a baseline for future methane emission reductions, and stress-test financial and environmental impact projections.

Given the high climate potency of methane, identifying and repairing sources of lost methane is a powerful low-cost, high-impact approach to aggressive emissions reduction, especially when compared to costly emissions reductions initiatives like carbon capture and storage or algae-based biofuels.

THE PROPOSAL WILL HELP THE COMPANY MITIGATE REGULATORY RISK & DEMONSTRATE ENVIRONMENTAL LEADERSHIP
Efficient, management of methane across the value chain is not just a responsible, sound business practice, but an opportunity to demonstrate leadership on social and environmental issues. In its publicly available 2016 Energy and Carbon Summary report, Exxon identifies reduction of greenhouse gas emissions in operations as a priority initiative in its efforts to be part of a solution to climate change. This strong public commitment to responsible environmental management and emissions reduction is a commendable but insufficient measure to mitigate operational, reputational, and regulatory risks from the company’s methane emissions.

As a global company with operations and supply chains that span six continents, Exxon must consider and manage compliance with regulations that vary country by country, or – in the United States – state by state. In certain regions, including Europe and parts of North America, regulations are trending towards stricter environmental regulation and disclosure. These trends increasingly include transparent disclosure of methane emissions. As established, emissions from lost methane are more climate damaging than pure CO2 emissions, and so are an increasingly material factor in regulatory risk.

The practice of adopting measures only when required to do so by law, which often appears to be the case with Exxon, leaves ample opportunity to overlook significant leaks in operations located in currently unregulated or lightly regulated states. This potential creates significant public concern and increases the potential for loss of social license to operate. Companies that implement best management practices across the board are the companies that are most likely to avoid spills, methane releases, air pollution, litigation, regulatory problems, or a failure in public confidence.

Without clarity on processes and mitigation measures, shareholders are in the uncomfortable position of being unable to verify that Exxon is minimizing public concern and pressures, as well as regulatory risks of noncompliance, by implementing effective, responsible management of methane. Clear reporting on methods, frequency, and scope of the Company’s leak detection, monitoring, and repair program will build a strong base of information that the Company can draw from to demonstrate and defend its practices.

THE PROPOSAL WILL HELP THE COMPANY MITIGATE REPUTATIONAL RISK.
Reputational risk associated with natural gas is particularly salient given that many operators are increasingly staking their future in a carbon-constrained world on natural gas as a cleaner source of energy. As noted by the International Energy Agency (IEA), “the potential for natural gas to play a credible role in the transition to a decarbonized energy system fundamentally depends on minimizing these emissions.”

Methane reduction is a major environmental management issue for Exxon and one that it has voluntarily recognized as appropriate for public reporting. Exxon has made a clear and public commitment to emissions reduction but has not provided verifiable quantitative targets or strategies, making it hard to hold the Company accountable to its public assertions. Inconsistency between public commitments and internal company practices, or misrepresentation of impact, can result in serious reputational damage that directly impacts company valuation and risks the company’s social license to operate. By leading on this issue, Exxon has the opportunity to build brand recognition and public respect.

ASSET OWNERS ARE INCREASINGLY DEMANDING LOW CARBON INVESTMENTS
As importantly, asset owners are increasingly demanding low-carbon investment products and are consequently incorporating disclosed emissions data into their investment decisions. A lack of comprehensive, verifiable data that demonstrates tangible improvements in methane emissions management and reductions against benchmarks will increasingly represent lost investment opportunities for Exxon. This trend toward low carbon investments range from BlackRock to Moody’s and the full range of market players in between.

CONCLUSION
Exxon currently fails to provide the transparent reporting necessary for shareholders and the public to assess its progress towards mitigating methane risk and achieving industry-best methane reduction practices. Instead, Exxon substitutes superficial, generalized, or industry-related information for the specific reporting requested by the proposal and by investors. We urge shareholders to vote in support of this proposal.

This document is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; As You Sow is not able to vote your proxies, nor does this communication contemplate such an event.

The Proponents urge shareholders to vote for Item number 13 following the instruction provided on management’s proxy mailing.